Filed Pursuant to Rule 424(b)(3)

File No. 333-237929

FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 1, DATED MAY 12, 2022

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 29, 2022

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 29, 2022, relating to the Fund’s offering of unlimited common shares of beneficial interest.

Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce a special distribution.

SPECIAL DISTRIBUTION

The Board of Trustees of the Fund has declared a special distribution of net investment income in the amount of $0.35 per common share of beneficial interest, which will be payable on May 18, 2022 to shareholders of record at the close of business on May 16, 2022.